

July 7, 2014

Via E-mail
Marta R. Stewart
Chief Financial Officer
Norfolk Southern Corporation
Three Commercial Place
Norfolk, Virginia 23510-2191

     Re: Norfolk Southern Corporation
              Form 10-K for the Year Ended December 31, 2013
              Filed February 14, 2014
              File No. 001-08339

Dear Ms. Stewart:

We have reviewed your response letter dated June 13, 2014 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page K21

Railway Operating Expenses, page K27

1. We note from your response to our prior comment 2 that the independent third-party actuarial valuation reports provided a point estimate for personal injury exposures of $237 million and $311 million, as of September 30, 2013 and 2012, respectively. We also note your disclosure that the reduction in the liability as a result of these valuation reports plus net fourth quarter activity of $8 million and $2 million as of December 31, 2013 and 2012, respectively, provided the basis for your year-end current and long-term casualty and other claims liabilities of $245 million as of December 31, 2013 and $313

million as of December 31, 2012. As it appears your estimate for each reporting period is based upon actuarial reports on a one quarter lag, please tell us what procedures you perform to reconcile your estimates with actuarial report for the actual period. Tell us whether the amounts provided in the actuarial reports for the period ended December 31, 2013 and 2012, significantly differed from the amounts accrued for casualty and other claim liabilities, specifically personal injury and how you addressed material differences, if any, in your financial statements.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief